UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: December, 2022

Commission File Number: 001-39557

Siyata Mobile Inc.
(Translation of registrant’s name into English)

1751 Richardson Street, Suite #2207,

Montreal, Quebec H3K-1G6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 26, 2022, Siyata Mobile Inc., a British Columbia (Canada) global vendor of Push-to-Talk over Cellular devices and of cellular signal booster systems (“Siyata” or the “Company”), was notified that there had occurred a significant infiltration of water into its warehouse premises located at 1751 Richardson, Suite 2207, Montreal, Quebec, Canada, due to a leaking water pipe in the floor above (which floor is not leased by Siyata). Upon inspection of the premises, the Company believes that there could be substantial damage to its warehoused inventory of communication devices and signal boosters, the dollar value of which is presently not determinable. The Company is continuing to assess the potential damages, which will require a special inspection to determine the condition of the merchandise. Management believes that any damage is covered by its current property insurance policy and intends to file a claim with its commercial property insurer whose policy covers the selling price of damaged inventory.

Because the Company stores similar inventory in another location, it does not believe that this event will result in any interruption of its sales activities, and thus future revenues should not be impacted by the water damage to the subject inventory. Only new, non-damaged, quality products will be shipped to Siyata’s customers.

From a balance sheet and income statement perspective, any damaged inventory will be considered impaired and written off (expensed) on the Company’s income statement as an impairment due to the water damage, and the inventory values will be reduced on the balance sheet by the amount of the damages in the fourth quarter of 2022. Any insurance proceeds receivable will be recorded as income in the quarter (likely in 2023) when it is at least virtually certain that the proceeds to be paid by the Company’s insurer have been agreed by both parties. Under international accounting standards, insurance proceeds are accounted for as “reimbursements” and would be recognized as a separate asset (with related income) when the recovery is virtually certain.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 30, 2022	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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